                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000




                          COMMISSION FILE NUMBER




                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                                 375 Park Avenue
                            New York, New York 10152
              (Full title of the plan and the address of the plan)






                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.    Not Applicable.

2.    Not Applicable.

3.    Not Applicable.

4 The Seagram 401(k) Plan - Universal Employees (the "Universal Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Universal Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Universal Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

2.    Consent of Gutierrez & Co., independent accountants.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.




                        THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES


                         By  /s/ Andrew Loyst
                             ----------------------------------
                             Andrew Loyst
                             Director - Global Benefits
                             Vivendi Universal, S.A.



Date:  June 29, 2001

                            THE SEAGRAM 401(k) PLAN -
                               UNIVERSAL EMPLOYEES

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS



                                                                 Page
                                                                 ----


         Independent Auditors' Report                               1

         Statement of Net Assets Available for Benefits             2

         Statement of Changes in Net Assets
                  Available for Benefits                            3

         Notes to Financial Statements                           4-12

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
The Seagram 401(k) Plan - Universal Employees

         We have audited the accompanying statements of net assets available for benefits of The Seagram 401(k) Plan - Universal Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Gutierrez & Co.


Flushing, New York
June 15, 2001

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                   December 31,
                                                           -----------------------------
                                                               2000            1999
                                                           -------------   -------------
Net assets held in trust by Bank of New York (Note 11)     $ 353,789,990   $ 336,446,807
                                                           -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                          $ 353,789,990   $ 336,446,807
                                                           =============   =============


    The accompanying notes are an integral part of the financial statements.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                         Year Ended December 31,
                                                                     --------------------------------
                                                                         2009               1999
                                                                     -------------      -------------
CONTRIBUTIONS

    Participating Employees                                          $  20,381,952      $  19,861,097
    Participating Companies - Profit sharing                                                8,682,623
    Participating Companies                                              4,881,356          3,938,951
                                                                     -------------      -------------
                                                                        25,263,308         32,482,671
                                                                     -------------      -------------
INVESTMENT INCOME ON ASSETS HELD BY
   BANK OF NEW YORK

    Net appreciation (depreciation) in fair value of investments       (12,257,075)        27,855,583
    Dividends and interest                                              10,283,605          5,828,657

PARTICIPANT WITHDRAWALS                                                (37,524,128)       (39,494,946)
                                                                     -------------      -------------

INCREASE (DECREASE) IN PLAN EQUITY                                     (14,234,290)        26,671,965

TRANSFER OF UNIVERSAL PROFIT SHARING PLAN                                                 222,176,014
TRANSFER OF GRP RECORDS, INC. EMPLOYEE SAVINGS PLAN
     AND GRP RECORDS, INC. PROFIT SHARING PLAN                                              1,588,778
TRANSFER OF GEFFEN RECORDS 401(k) PLAN                                                      5,876,587

TRANSFER OF PARTICIPANT BALANCES FROM

THE SEAGRAM 401(k) PLAN                                                  1,885,833
THE SEAGRAM 401(k) PLAN - UNI EMPLOYEES                                    195,289
THE SEAGRAM 401(k) PLAN - SPENCER EMPLOYEES                                629,997
POLYGRAM HOLDING INC. DEFERRED SAVINGS AND INVESTMENT PLAN               1,866,354

PLAN EQUITY AT BEGINNING OF YEAR                                       363,446,807        107,133,463
                                                                     -------------      -------------

PLAN EQUITY AT END OF YEAR                                           $ 353,789,990      $ 363,446,807
                                                                     -------------      =============

    The accompanying notes are an integral part of the financial statements.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting policies followed in the preparation of the financial statements of the The Seagram 401(k) Plan - Universal Employees (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

         Basis of Accounting

         The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Investment Valuation

         The assets are held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also includes assets of the 401(k) plans of the Company's affiliates, UMG Manufacturing and Logistics, Inc. and Spencer Gifts, Inc. Effective July 1, 1999, the assets of the PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees were added to the Master Trust. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the Plan's assets to total Master Trust Assets.

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

         Investment securities are recorded and valued as follows:

         United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the Vivendi Universal ADSs at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Security Transactions

         Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2.       DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan originally established as the MCA, Inc. Employee Savings Plan ("MCA Plan") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         Effective January 1, 1997, the MCA Plan was amended and continued in the form of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Seagram Plan"). The name of the MCA Plan was changed to the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates - Universal Employees (the "Plan"). Effective January 1, 1999, the name of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates - Universal Employees was changed to The Seagram 401(k) Plan - Universal Employees. To simplify plan administration, the Plan was amended in the form of the Seagram Plan, including certain modifications to the terms, to accommodate the benefits provisions solely applicable to eligible employees of Universal Studios, Inc. ("Universal"). Notwithstanding the adoption of the form of the Seagram Plan, the Plan has continued its existence as a separate plan. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees of the Plan.

         The Plan covers employees of Universal and certain of its United States subsidiaries (collectively, the "Participating Companies") who are either (i) salaried employees or (ii) hourly employees employed in a classification designated by the Participating Companies from time to time, excluding persons who are members of a labor union, guild or other collective bargaining unit unless the employee is salaried and paid in whole or in part by Universal or whose employment is subject to certain labor agreements, persons employed on a special basis and persons by an operating unit of the Participating Companies to which the Plan has not been extended. In addition, non-salaried employees of Hilltop Service, Inc., seasonal and temporary employees of Universal Studios Tour, certain temporary clerical employees and interns and UMG Manufacturing Logistics, Inc. employees of the Memphis and Reno locations must complete one year of service before they are eligible to participate in the Plan.

         The Plan provides benefits to participants based upon amounts voluntarily contributed to a participant's account by the participant and amounts contributed, under certain circumstances, by

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


2.       DESCRIPTION OF THE PLAN (Continued)

         the Participating Companies (see Note 4). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results and other adjustments, and the participant's vested interest at termination of employment (see Note 5).

         With respect to each participant, contributions are allocated among five accounts specified in the Plan: pre-tax account, company match account, after-tax account, QNEC account and rollover account (the "Accounts"). Such contributions are invested as designated by the participants in one or more of the investment funds referred to in Note 3, and are accumulated and invested in the Master Trust. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees covered by the Plan. The Plan is administered by the Joseph E. Seagram & Sons, Inc. (the "Company") through an Administrative Committee appointed by the Board of Directors of the Company.

         Effective July 1, 1998, the Universal Profit Sharing Plan was merged with the Plan, however, the assets were transferred to the Plan on January 1, 1999. As a result of the merger, the Plan retains the GIC Fund held by the Universal Profit Sharing Plan; however, no election may be made to transfer any funds into the GIC Fund. The GIC Fund was closed out effective April 1, 2000.

         GRP Records, Inc. Employee Savings Plan, GRP Records, Inc. Profit Sharing Plan and Geffen Records 401(k) Plan were merged with the Plan effective April 1, 1999.

3.       INVESTMENT PROGRAM

         During the years ended December 31, 2000 and 1999, the Plan was comprised of ten and nine investment funds, respectively: (i) the Money Market Fund investing primarily in the State Street Yield Enhanced STIF Fund managed by State Street Bank and Trust Company; (ii) the Stable Income Fund investing in the La Salle Income Plus Fund managed by LaSalle National Trust, N.A.; (iii) the Bond Fund investing in PIMCO Total Return Fund; (iv) the S&P 500 Index Fund investing in the Vanguard Employee Benefit Index Fund (which replaced the S&P 500 Flagship Fund, Series C on April 1, 2000), managed by Vanguard; (v) the Managed Equity Fund investing in Vanguard Value Index Fund (which replaced the Lazard Equity Portfolio on April 1, 2000) managed by Vanguard; (vi) the Growth Equity Fund investing in Brandywine Fund, Inc. managed by Friess Associates (up to February 1, 1999) ; on December 1, 1999 the Growth Fund was reestablished investing in Vanguard Institutional Index Fund managed by Vanguard ; (vii) the Seagram Stock Fund investing primarily in The Seagram Company Ltd. common shares prior to December 8, 2000 and primarily in Vivendi Universal ADSs beginning December 8, 2000; (viii) the Dreyfus Small Company Value Fund investing in the Dreyfus Small Company Value Fund managed by Dreyfus and (ix) the MSDW International Fund investing in MSDW International Equity Fund managed by Morgan Stanley. On March 1, 2000, the Global Technology Fund investing in the RCM Global Technology Fund managed by Dresdner was added to the investment funds. The investments are administered by the Investment Committee appointed by the Board of Directors of the Company.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


3.       INVESTMENT PROGRAM (Continued)

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

4.       CONTRIBUTIONS

         Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions) and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 14% (in the aggregate) (17% effective January 1, 1999) of their annual salary (as defined in the Plan), in multiples of 1%, in any combination. Effective January 1, 1999, highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after tax accounts with a limit of 10% of their pre-tax account. Pre-tax Contributions and After-Tax Contributions are subject to limitations imposed by federal laws for qualified retirement plans.

         The Plan provides for mandatory matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies, except as herein noted, contribute on behalf of the participants 40% of the participants' contributions not exceeding 5% of their salary. Effective
         January 1, 1999, the Participating Companies matching contribution was increased to 60% of the first 6% of the Participants' Pre-Tax and After-Tax Contributions. The Participating Companies matching contributions are subject to limitations imposed by federal laws for qualified retirement plans.

         The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

         The Participating Companies may make discretionary contributions in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

5.       VESTING

         A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan ) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


5.       VESTING (Continued)

                     Years of Service                  Vested Percentage
                     ----------------                  -----------------
                         Less than 1                           0%
                 At least 1, but less than 2                  20%
                 At least 2, but less than 3                  40%
                 At least 3, but less than 4                  60%
                 At least 4, but less than 5                  80%
                          5 or more                          100%

         Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

         The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan. The Participating Companies used $2,435,924 in forfeitures to offset their contributions during the year ended December 31, 2000.

6.       DISTRIBUTIONS

         Upon termination of employment, after the attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her Accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her Accounts (See Note 5). Benefits are recorded when paid.

         In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

         Prior to termination of employment, the participant may withdraw amounts from the participant's Accounts in accordance with the provisions of the Plan.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


7.       LOANS TO PARTICIPANTS

         A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the Administrative Committee. The amounts borrowed are transferred from the investment funds in which the participant's Accounts are currently invested. Repayments and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

8.       TAX STATUS OF PLAN

         The Internal Revenue Service has ruled by a letter dated April 20, 2000 that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes.

         Management has received the Internal Revenue Service's Compliance Statement on August 29, 1999. Participants are not currently subject to income tax on the Participating Companies' contributions to the Plan or on income earned by the Plan. Benefits distributed to participants or to their beneficiaries may be taxable to them. The tax treatment of the value of such benefits depends on the event giving rise to the distribution and the method of distribution selected.

9.       RELATED PARTY TRANSACTIONS

         Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

10.      TERMINATION OF THE PLAN

         The Board of Directors of the Company may terminate the Plan at any time. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

11.      ASSETS HELD IN TRUST

         The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis.

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


11.      ASSETS HELD IN TRUST (Continued)

         The Master Trust net assets consist of the following classification of assets and liabilities as of December 31, 2000 and 1999.

                                                               2000             1999
                                                           ------------     ------------
Assets

Investments held in trust at fair valued determined by
quoted market prices:
Money Market Fund
   State Street Yield Enhanced STIF Fund                   $ 50,734,702     $ 57,250,843
Stable Income Fund
   The LaSalle Income Plus Fund                              55,772,944       54,177,363
Bond Fund
  PIMCO Total Return Fund, Class A Shares                    98,703,855      108,694,075
S&P 500 Index Fund
  State Street S&P 500 Flagship Fund  Series C                               257,741,161
  Vanguard Employee Benefit Fund                            205,414,392
Managed Equity Fund
  Lazard Equity Portfolio Fund                                                69,428,179
  Vanguard Value Index Fund                                  51,700,709
Growth Equity Fund
   Vanguard Institutional Index Fund                         24,538,463       10,005,713
   Cash                                                                          195,458
Seagram Stock Fund
   The Seagram Company Ltd. Common Shares                                     31,925,545
   Vivendi Universal ADSs                                    48,004,886
   Collective Short Term Investment Fund                      1,325,251          847,036
The Coca-Cola Company Stock Fund
   The Coca-Cola Company Common Stock                         2,453,770        3,214,351
   Collective Short Term Investment Fund                         67,777           77,420
Dreyfus Small Company Value Fund
   Dreyfus Small Company Value Fund                          24,883,209       15,733,411
MSDW  International Equity Fund
   MSDW  International Equity Fund                           22,109,100       13,493,724
Dreyfus GIC Fund
  GICs and GACS                                                               13,110,054
  Collective Short Term Investment Fund                                          198,267
Dresdner Global Technology Fund
  Dresdner RCM Global Technology Fund                        20,418,043
Loans to Participants                                         9,280,310        9,614,355
                                                           ------------     ------------
              Total Investments                             615,407,411      645,706,955
                                                           ------------     ------------

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


11.      ASSETS HELD IN TRUST (Continued)

                                                 2000             1999
                                              ------------     ------------
Receivables

Accrued interest and dividends                   6,347,086        5,226,406
Contributions receivable                            88,182            2,068
Proceeds from securities sold                      371,263        1,925,793
                                              ------------     ------------
              Total Receivables                  6,806,531        7,154,267
                                              ------------     ------------

Total assets                                   622,213,942      652,861,222
                                              ------------     ------------

Liabilities

Accounts payable for securities purchased        6,337,958        6,551,837
Administrative expenses                             26,171           13,989
Other payables                                                       49,311
Benefit payments                                                      1,944
                                              ------------     ------------

Total liabilities                                6,364,129        6,617,081
                                              ------------     ------------
Net Assets                                    $615,849,813     $646,244,141
                                              ============     ============

         As of December 31, 2000 and 1999, the equitable share of the Plan in the Master Trust is 57.45% and 56.23% respectively.

         As of December 31, 2000 and 1999, the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:

                                         2000             1999
                                     ------------     ------------
Money Market Fund                    $ 26,386,569     $ 32,089,479
Stable Income Fund                     43,231,506       42,241,695
Bond Fund                              72,327,103       77,403,378
S & P 500 Index Fund                  124,345,579      150,166,576
Managed Equity Fund                    16,745,844       18,045,293
Growth Equity Fund                      9,832,596        3,233,963
Seagram Stock Fund                                      11,371,470
Vivendi Universal ADSs                 27,495,763
Dreyfus Small Company Value Fund       11,363,362        6,219,130
MSDW International Equity Fund          9,976,364        5,476,611
GIC Fund                                                13,270,405
Global Technology Fund                  7,849,977
Loan accounts                           4,235,327        3,928,807
                                     ------------     ------------
Total                                $353,789,990     $363,446,807
                                     ============     ============

                  THE SEAGRAM 401(k) PLAN - UNIVERSAL EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS


12.      INVESTMENT INCOME FROM MASTER TRUST

         The appreciation in fair value and other income is as follows:
         Investments held in trust at fair value determined by quoted market prices:

                                                         December 31,
                                                ------------------------------
                                                    2000              1999
                                                ------------      ------------
Bond Fund                                       $  3,324,232      $   (132,758)
S & P Index Fund                                 (12,233,043)       26,311,296
Managed Equity Fund                                  419,745           415,634
Growth Equity Fund                                (1,880,236)          637,903
Seagram Stock Fund                                                    (219,869)
Vivendi Universal ADSs                               586,646
Dreyfus Small Company Value Fund                    (235,109)          431,092
Dresdner Global Technology Fund                   (2,806,791)
MSDW  International Equity Fund                      567,481           412,285
                                                ------------      ------------
Investment gains (net of investment losses)      (12,257,075)       27,855,583
                                                ------------      ------------

Interest and dividends                            10,283,605         5,828,657
                                                ------------      ------------

Investment Income (Loss)                        $ (1,973,470)     $ 33,684,240
                                                ============      ============

                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Seagram Company Ltd.

The Seagram 401(k) Plan - Universal Employees


         We hereby consent to the incorporation by reference of our report dated June 15, 2001 which appears in your Annual Report on Form 11-K of The Seagram 401(k) Plan - Universal Employees for the fiscal year ended December 31, 2000.


Gutierrez & Co.

Flushing, New York
June 29, 2001